SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE LEADING CELLULAR OPERATOR IN THE SOUTHERN HEMISPHERE ANNOUNCES ITS 20 MILLION CUSTOMERS

Investor Relations Officer:	RONALD AITKEN

São Paulo – Brazil, December 10, 2003 – Telesp Celular Participações S.A. (TCP), (BOVESPA: TSPP3 (ON) / TSPP4 (PN); NYSE: TCP), Tele Centro Oeste Celular Participações S.A. – TCO (BOVESPA: TCOC3 (ON)/TCOC4 (PN); NYSE: TRO), Tele Sudeste Celular Participações S.A. - TSD (BOVESPA: TSEP3 (ON); TSEP4 (PN); NYSE: TSD), Tele Leste Celular Participações S.A. - Tele Leste (BOVESPA: TLCP3 (ON); TLCP4 (PN); NYSE: TBE) e Celular CRT Participações S.A. – Celular CRT (BOVESPA: CRTP3 (ON)/CRTP5 (PN)), companies comprising the joint venture wholly-owned by Portugal Telecom and Telefônica Móviles, which operates under the brand: Vivo, announce today that they have achieved 20 million customers.

VIVO has achieved 20 million customers. This means that VIVO has become the largest company, by number of customers, not only in the telecommunication industry but also among several segments of the Brazilian economy. This benchmark is equivalent to 57% of the market share in its concession region and about 46% of all cellular lines in service in the domestic market.

More than a significant figure, such benchmark of 20 million customers evidences VIVO’s leading market performance, which after nine months from its launching has made the joint venture between Portugal Telecom and Telefónica Móviles groups the largest cellular operator in the Southern Hemisphere.

Upon reaching such a historic benchmark, VIVO got closer to the group of the 10 largest cellular operators in the world, by number of customers, together with the giant companies in the industry in Europe, China, Japan and United States.

The company is responsible for generating more than 50 thousand direct and indirect jobs in Brazil as a whole. In order to assist the largest community of customers in Brazil, VIVO has about 7.4 thousand sales points and records more than 18 million calls/month in its customer assistance call centers.

“The achievement of 20 million customers restates the strength of our brand, the market preference for our innovative dynamics as far as products and services are concerned, as well as all the integration efforts involving people and processes, which started even before the launching of the brand”, says Francisco Padinha, VIVO’s CEO. “In less than one year, we have managed to significantly increase our customer basis, despite the increasing growth in competition, by investing in commercial offers and specially in the launching of innovative products and services, based on the CDMA technology”, says Padinha.

VIVO’s 20-million customer benchmark advances celebrations of the first year of activity of our operator, which in December is launching an institutional campaign as well as the following slogan: “VIVO. It is you in the first place”.

Contacts:

Ronald Aitken – Investor Relations Officer
ronald.aitken@vivo.com.br
(5511) 5105 1172

Fabiola Michalski – Investor Relations
fmichalski@vivo.com.br
(5511) 5105 1207

Information available from the company’s website: www.vivo.com.br

This press release contains estimates about future events. Such estimate do not constitute facts occurred in the past and reflect, solely, estimates by the company’s officers. The terms “anticipates”, “believes”, “estimates”, “expects”, “foresees”, “intends”, “plans”, “projects”, “aims at”, as well as other similar terms, are intended to identify such estimates which evidently involve risks or incertitudes foreseen or not by the company. Therefore, future results of the company’s operations may differ from the actual expectancies and the reader must not base himself exclusively on the positions herein stated. Such estimates represent an opinion issued only as of the date they are made and the company is not under any obligation whatsoever to update them in the light of new information or of future events in connection therewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.